Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: March 30, 2016

Pfizer and Allergan Receive Request for Additional Information from Federal Trade Commission Regarding Proposed Combination

March 30, 2016

•	The request was fully anticipated as part of the regulatory process

•	Pfizer and Allergan continue to expect the transaction to close in the second half of 2016

NEW YORK, NY, March 30 – Pfizer Inc. (NYSE: PFE) and Allergan plc (NYSE: AGN) today announced that the companies have received a request for additional information from the U.S. Federal Trade Commission (“FTC”) with respect to their previously announced pending combination. The request for information from the FTC, often referred to as a “second request,” was fully anticipated as part of the regulatory process under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”).

The companies continue to work cooperatively and expeditiously with the FTC in connection with its review. Completion of the transaction remains subject to the expiration of the waiting period under the HSR Act and certain other conditions, including governmental and regulatory approvals in certain other jurisdictions, including the EU, the receipt of necessary approvals from both Pfizer and Allergan shareholders, and the completion of Allergan’s pending divestiture of its generics business to Teva Pharmaceuticals Industries Ltd. Pfizer and Allergan continue to expect the transaction to close in the second half of 2016.

About Pfizer Inc.

At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products. Our global portfolio includes medicines and vaccines as well as many of the world’s best-known consumer health care products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. For more information, please visit us at www.pfizer.com. In addition, to learn more, follow us on Twitter at @Pfizer and @Pfizer_News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

About Allergan

Allergan plc (NYSE: AGN), headquartered in Dublin, Ireland, is a unique, global pharmaceutical company and a leader in a new industry model – Growth Pharma. Allergan is focused on developing, manufacturing and commercializing innovative branded pharmaceuticals, high-quality generic and over-the-counter medicines and biologic products for patients around the world. Allergan markets a portfolio of best-in-class products that provide valuable treatments for the central nervous system, eye care, medical aesthetics, gastroenterology, women’s health, urology, cardiovascular and anti-infective therapeutic categories, and operates the world’s third-largest global generics business, providing patients around the globe with increased access to affordable, high-quality medicines. Allergan is an industry leader in research and development, with one of the broadest development pipelines in the pharmaceutical industry and a leading position in the submission of generic product applications globally.

With commercial operations in approximately 100 countries, Allergan is committed to working with physicians, healthcare providers and patients to deliver innovative and meaningful treatments that help people around the world live longer, healthier lives.

For more information, visit Allergan’s website at www.allergan.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). The registration statement has not yet become effective and the Joint Proxy Statement/Prospectus included therein is in preliminary form. Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Pfizer and Allergan (when available) through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and may obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on March 15, 2016, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on March 25, 2016, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed or will be filed with the SEC and are available at www.sec.gov and www.pfizer.com.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of the Pfizer and Allergan and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Pfizer and Allergan shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Pfizer’s and Allergan’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication other than that relating to Allergan and the Allergan group of companies and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

All content in these materials may be subject to completion of works council and / or trade union consultations and other local legal requirements.